02022338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 6-20-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RESEARCH CAPITAL USA INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 BAY STREET, SUITE 1500
(No. and Street)

TORONTO (City) ON (State) M5K 1J5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C SELBIE 416-860-7615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

SUITE 3300, COMMERCE COURT WEST
PO BOX 31 STN COMMERCE COURT (Address) TORONTO (City) ON (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/02 PS   DK VF 6-25-02

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESEARCH CAPITAL USA INC, as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Research Capital USA Inc.

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the "Company") as at March 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

May 24, 2002

RESEARCH CAPITAL USA INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2002

Assets

Cash and cash equivalents	$	6,329
Cash segregated (note 3)		150,000
Other assets		6,845
Investments		20,100
	$	183,274

Liabilities and Stockholder's Equity

Liabilities:		
Due to parent company (note 2)	$	18,274
Accounts payable		15,000
		33,274
Stockholder's equity:		
Authorized:		
100 common shares, $1 par value		
Issued:		
100 common shares		100
Additional paid-in capital		149,900
		150,000
	$	183,274

See accompanying notes to financial statements.

On behalf of the Board:

_______________________ Director

Research Capital USA Inc. (the "Company") was incorporated under the General Corporation Law of Delaware on March 26, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers, on a fully disclosed basis, through its parent Research Capital Corporation. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is a wholly owned subsidiary of Research Capital Corporation, a Canadian-owned investment dealer. Research Capital Corporation is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is located in Toronto, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

(b) Foreign currency translation:

Monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into U.S. dollars at an exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of operations in the period in which they occurred.

(c) Cash and cash equivalents:

Cash and cash equivalents includes only cash and highly liquid investments with a term to maturity of 90 days or less when acquired.

1. Significant accounting policies (continued):

(d) Investments:

Investments are recorded at fair value on a trade date basis. Fair value is based on quoted market prices for exchange traded or over-the-counter securities. For securities where no market exists, fair value is determined based on management's best estimate.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

There is no income tax charge for the year since net income is nil.

(f) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial assets and liabilities.

(Expressed in U.S. dollars)

2. Related party transactions:

Under an operating agreement, the Company has entered into an arrangement with its parent. The parent company provides certain administrative and trading functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2002, the total of such charges was $298,978.

The intercompany balance payable to parent of $18,274 is non-interest bearing and payable on demand.

3. Regulatory net capital requirement:

The Company is subject under Rule 15c3-1 to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2002, the Company had net capital of approximately $123,055, which is $23,055 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2002 was approximately 0.27 to 1. The Company has segregated $150,000 for this purpose.

4. Concentrations of credit risk:

Substantially all of the clearing and depository operations for the Company are performed by its parent as clearing broker pursuant to an operating agreement. The parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.